Jingwei International Limited
Unit 701-702, Building 14, Keji C. Rd. 2nd,
Software Park,
Nanshan District, Shenzhen, 518057, China

October 15, 2009

Mr. Stephen G. Krikorian Accounting Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
Jingwei International Limited
Form 10-K For the Year Ended December 31, 2008
Form 10-K/A For the Year Ended December 31, 2008
Forms 8-K Filed on February 6, 2009 and February 17, 2009
File No. 008-51725

Dear Mr. Krikorian:

Jingwei International Limited (the “Company”) is in receipt of the Staff’s letter dated October 7, 2009 relating to its annual report and Forms 8-K referenced above.  While the Company is endeavoring to respond to the Staff’s comments in a timely manner, we are respectfully notifying the Staff that due to recent changes in senior management and our independent public auditors, we currently expect to be in a position to file responses to the comments not later than November 20, 2009 so that our response is as correct and comprehensive as possible and reflects the necessary consideration of the issues raised by the Company and our independent public accountants.

Please feel free to contact our counsel Norwood Beveridge of Loeb & Loeb at (212) 407-4970 with any questions or concerns in this regard.

Sincerely, /s/ Rick H. Luk _________________________ Rick H. Luk Chief Executive Officer

cc:	Norwood Beveridge Loeb & Loeb LLP